Exhibit 97

MAGNA INTERNATIONAL INC.

POLICY ON RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

1.	Purpose & Scope of Application

1.1

This Policy has been adopted by the Board in compliance with the rules of the SEC and listing standards of the NYSE implementing Section 954 of the Dodd-Frank Act, which provides for the Corporation’s recovery of erroneously awarded incentive-based compensation paid to Covered Executives.

1.2

This Policy applies in the event that the Corporation is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws during the Recovery Period.

1.3	This Policy applies to all Incentive-Based Compensation received by a person:

1.3.1	after beginning service as a Covered Executive;

1.3.2	who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation;

1.3.3	while the Corporation has securities listed on The New York Stock Exchange;

1.3.4	during the Recovery Period; and

1.3.5	on or after the Effective Date.

2.	Definitions & Interpretation

2.1	For purposes of this Policy, the following terms shall have the meanings set forth below:

2.1.1	“award” means the award or payment of Incentive-Based Compensation.

2.1.2	“Board” means the Board of Directors of the Corporation.

2.1.3	“Clawback Policy” or “Policy” means this Policy on Recovery of Erroneously Awarded Incentive-Based Compensation.

2.1.4	“Corporation” means Magna International Inc.

2.1.5

“Covered Executives” shall mean any current or former “executive officer,” within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, of the Corporation or a subsidiary of the Corporation, including individuals who currently serve or formerly served as the Corporation’s: Chief Executive Officer; Chief Financial Officer; Chief Accounting Officer (or if there is no such accounting officer, the Controller); President; Chief Operating Officer; Chief Human Resources Officer; Chief Legal Officer; Chief Sales & Marketing Officer; Chief Technology Officer; any Executive Vice-President or Vice-President of the Corporation in charge of a principal business unit, division or function; any other officer or person who performs or formerly performed a similar policy making-function for the Corporation as any of the foregoing (including executive officers of the Corporation’s subsidiaries); and any other former or current employee designated from time to time as a “Covered Executive” for the purposes of this Policy; and “Covered Executive” refers to any one such individual.

2.1.6	“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

2.1.7	“Effective Date” means October 2, 2023.

2.1.8

“Erroneously Awarded Incentive-Based Compensation” means the amount of Incentive-Based Compensation received by a Covered Executive during the Recovery Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been received during the Recovery Period, had the latter amount been determined based on the restated amount(s), in the case of an accounting restatement.

2.1.9

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measure that is derived wholly or in part from such measure. For purposes of this Clawback Policy, each of stock price and total shareholder return is considered a Financial Reporting Measure.

2.1.10	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

2.1.11

“Materially Non-Compliant Financial Statements” means financial statements required to be restated due to material non-compliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.1.12	“NYSE” means The New York Stock Exchange.

2.1.13

“received” means, with respect to Incentive-Based Compensation, the deemed receipt in the issuer’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation is attained or purportedly attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2.1.14

“Recovery Period” shall mean the last three completed fiscal years immediately preceding the date that the Corporation is required to prepare an accounting restatement correcting the Materially Non-Compliant Financial Statements, as determined in accordance with Section 303A.14(c)(1)(ii) of the Listed Company Manual of NYSE; provided however, that if the Corporation changes its fiscal year-end during such last three completed fiscal years, the Recovery Period shall include any such transition period (as set forth in Section 303A.14(c)(1)(i)(D) of the Listed Company Manual of NYSE).

2.1.15	“SEC” means the U.S. Securities and Exchange Commission.

2.1.16

“TOCC” shall mean the Talent Oversight and Compensation Committee of the Board, including any successor committee or other committee of the Board to which the Board may delegate oversight authority of the Corporation’s executive compensation programs.

2.2	This Policy shall be effective with respect to compensation received on or after the Effective Date; provided however, that some or all of a Recovery Period may precede the Effective Date.

3.	Recovery of Erroneously Awarded Incentive-Based Compensation

3.1

In the event Incentive-Based Compensation has been computed based on Materially Non-Compliant Financial Statements, the TOCC shall reasonably promptly recover Erroneously Awarded Incentive-Based Compensation in compliance with this Clawback Policy, except to the extent that any of the following conditions are met, and the TOCC has made a determination that recovery would be impracticable:

3.1.1	the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered;

3.1.2	recovery would violate Ontario law, where such law was adopted prior to November 28, 2022; or

3.1.3

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.2	For purposes of Section 3.1, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on:

3.2.1

expense of enforcement, the Corporation shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE; or

3.2.2	violation of Ontario law, the Corporation shall obtain and provide to NYSE an opinion of Ontario counsel acceptable to the NYSE that recovery would result in such a violation.

3.3

Subject to Section 3.2 of this Policy, in pursuing recovery of the Erroneously Awarded Incentive-Based Compensation, the TOCC shall have the discretion and authority regarding the means and amount of recovery, including but not limited to by collecting from the Covered Executive cash payments or shares of Corporation common stock from or by forfeiting any amounts that the Corporation owes to the Covered Executive. Covered Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Corporation shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

3.4	Erroneously Awarded Incentive-Based Compensation is to be computed without regard to any taxes paid by or on behalf of the Covered Executive in respect of such compensation.

3.5

For Erroneously Awarded Incentive-Based Compensation based on stock price or total shareholder return, where the amount of such compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

3.5.1

the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

3.5.2	the Corporation shall maintain documentation of the determination of such reasonable estimate and provide such documentation to NYSE.

3.6

The Corporation is prohibited from indemnifying any Covered Executive against the loss of Erroneously Awarded Incentive-Based Compensation, paying or reimbursing the premium for any insurance policy to cover any losses incurred by a Covered Executive under this Policy or any claims relating to the Corporation’s enforcement of rights under this Policy.

3.7

Recoupment under this Policy shall be required in the event that the Corporation is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws, regardless of whether the Covered Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the accounting restatement.

4.	Board Authority and Administration of this Policy

4.1

All determinations, decisions and interpretations to be made under this Clawback Policy shall be made by the TOCC on behalf of the Board, and shall be final, binding and conclusive on all parties. This Policy shall be interpreted to comply with the requirements of SEC rules and NYSE listing standards implementing Section 954 of the Dodd-Frank Act and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

4.2

Any applicable award agreement, form or other document setting forth the terms and conditions of any Incentive-Based Compensation covered by this Policy which is approved, granted, awarded or paid on or after the date on which this Policy is adopted by the Board shall be deemed to include the restrictions imposed herein and incorporate the Policy by reference and, in the event of any inconsistency, the terms of this Policy shall govern.

4.3

This Clawback Policy may be amended at any time by the Board in its discretion, including as it deems necessary to comply with changes to applicable laws and any rules, regulations, guidance or standards adopted by a securities regulatory authority or a stock exchange on which the Corporation’s securities are listed.

5.	No Impairment of Other Remedies

5.1

The recovery of Incentive-Based Compensation under this Policy does not preclude the Corporation from taking any other action to enforce a Covered Executive’s obligations to the Corporation, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Corporation, employment agreement, equity award, cash incentive award or other agreement applicable to a Covered Executive, including, without limitation:

5.1.1	terminating the employment of the Covered Executive;

5.1.2	adjusting the future compensation of the Covered Executive; or

5.1.3

authorizing legal action or taking such other action to enforce the Covered Executive’s obligations to the Corporation as it may deem appropriate in view of all of the facts and circumstances surrounding the particular case.

Board Approval Date: November 2, 2023

4